EXHIBIT 4.4

MGE Energy, Inc.

DESCRIPTION OF COMMON STOCK

MGE Energy, Inc.'s (the "Company") common stock, $1 par value per share, is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is traded on the Nasdaq Stock Market. The Company's authorized stock presently consists solely of common stock.

The summary of the general terms and provisions of the Company's common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company's Amended and Restated Articles of Incorporation (as amended, the "Articles") and Amended and Restated Bylaws (as amended, the "Bylaws," and together with the Articles, the "Charter Documents"), each of which is incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company's Charter Documents and the applicable provisions of the Wisconsin Business Corporation Law.

Description of Capital Stock

Authorized Capital Stock. The Company is authorized under the Articles to issue 75,000,000 shares of common stock, $1 par value per share. As of January 31, 2020, the Company had 34,668,370 shares of common stock outstanding. The outstanding shares of the Company's common stock are fully paid and nonassessable.

Voting Rights. Except as described below under "Possible Anti-Takeover Effects of Certain Provisions of the Charter Documents and Wisconsin State Law -- Limitation of Voting Rights of Substantial Shareholders," each share of common stock entitles its holder to one vote in all elections of directors and any other matter submitted to a vote at a meeting of shareholders.

The Company has a board of directors divided into three classes. Each class serves a staggered term of three years. Approximately one third of the members of the board of directors are elected at each annual meeting of the Company's shareholders. The common stock does not have cumulative voting rights.

All corporate action to be taken by the shareholders may be authorized by a majority of votes cast by holders entitled to vote at a duly authorized meeting, although:

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the affirmative vote of the holders of two-thirds of the outstanding stock is necessary to amend the Articles or to approve a merger or share exchange, a sale of all or substantially all of the Company's assets otherwise than in the usual and regular course of business, or the dissolution or revocation of dissolution of the Company; and

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the affirmative vote of the holders of 80% of the Company's outstanding stock entitled to vote for the election of directors is required to amend the provisions of the Bylaws relating to the removal of directors only for cause.

Dividend Rights. Holders of common stock are entitled to receive dividends when, as and if declared by the Company's board of directors, in its discretion, out of funds legally available for distribution.

Liquidation Rights. In the event the Company liquidates or dissolves, holders of the then outstanding common stock are entitled to receive ratably all of the Company's assets remaining after all of its liabilities have been paid.

Preemptive and Subscription Rights. Holders of common stock, solely by virtue of their holdings, do not have any preemptive rights to subscribe for or purchase any shares of the Company's capital stock that may be issued in the future.

Possible Anti-Takeover Effects of Certain Provisions of the Charter Documents and Wisconsin State Law

Provisions of the Company's Charter Documents providing for a classified board of directors, limiting the rights of shareholders to remove directors, reducing the voting power of persons holding 10% or more of the common stock, requiring a two-thirds vote with respect to an amendment of the Articles or various fundamental corporate changes, requiring advance notice of shareholder nominations of directors and proposals to be presented at shareholder meetings, and permitting the Company to issue additional shares of common stock without further shareholder approval (except as required under rules of the Nasdaq Stock Exchange) could have the effect, among others, of discouraging takeover proposals for the Company or impeding a business combination between the Company and a major shareholder.

Limitation of Voting Rights of Substantial Shareholders. The Company's Articles provide for limited voting rights by the record holders of the Company's "voting stock" that is beneficially owned by a "Substantial Shareholder." These provisions may render more difficult or discourage a merger involving the Company, an acquisition of the Company, the acquisition of control over the Company by a Substantial Shareholder, and the removal of incumbent management.

Under the Articles, a Substantial Shareholder (including the shareholders of record of its beneficially owned shares) is entitled to cast one vote per share (or another number of votes per share as may be specified in or pursuant to the Articles) with respect to the shares of voting stock that would entitle the Substantial Shareholder to cast up to 10% of the total number of votes entitled to be cast in respect of all the outstanding shares of voting stock. With respect to shares of voting stock that would entitle the Substantial Shareholder to cast more than 10% of the total number of votes, however, the Substantial Shareholder is entitled to only one one-hundredth (1/100th) of the votes per share that it would otherwise be entitled to cast. In addition, in no event may a Substantial Shareholder exercise more than 15% of the total voting power of the holders of voting stock (after giving effect to the foregoing limitations).

If the shares of voting stock beneficially owned by a Substantial Shareholder are held of record by more than one person, the aggregate voting power of all holders of record, as limited by the provisions described above, will be allocated in proportion to the number of shares held. In addition, the Articles provide that a majority of the voting power of all the outstanding shares of voting stock (after giving effect to the foregoing limitations on voting rights) constitutes a quorum at all meetings of shareholders.

For the purposes of the applicable provision of the Articles:

"Voting stock" includes the common stock and, unless expressly exempted by the Company's shareholders or its board of directors in connection with the authorization of a class or series of preferred or preference stock, any class or series of preferred or preference stock then outstanding entitling its holder to vote on any matter with respect to which a determination is being made pursuant to applicable provision of the Articles.

"Substantial Shareholder" includes any person or entity (other than the Company, any of the Company's subsidiaries, any employee benefit plans of the Company or any of its subsidiaries and the trustees thereof), or any group formed for the purpose of acquiring, holding, voting, or disposing of shares of voting stock, that is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock. For purposes of the Articles, a person is deemed to be a "beneficial owner" of any shares of voting stock which that person (or any of its affiliates or associates) beneficially owns, directly or indirectly, or has the right to acquire or to vote, or which are beneficially owned, directly or indirectly, by any other person with which that person (or any of its affiliates or associates) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock.

Accordingly, beneficial owners of more than 10% of the outstanding shares of the Company's voting stock will be unable to exercise voting rights proportionate to their equity interests.

Wisconsin Control Share Statute. Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors to 10% of the full voting power of those excess shares. In other words, a person holding 500 shares of a corporation subject to Section 180.1150 of the Wisconsin Business Corporation Law with 1,000 shares outstanding would be limited to 230 votes (that is, 200 votes (20% of the total voting power) plus 30 votes (10% of the excess 300 shares)) on any matter subjected to a shareholder vote. Full voting power may be restored if a majority of the voting power shares represented at a meeting are voted in favor of a restoration of full voting power. This provision may deter any shareholder from acquiring in excess of 20% of the outstanding voting stock of the Company.

Wisconsin Holding Company Act. The Wisconsin Holding Company Act provides that no person may take, hold or acquire, directly or indirectly, more than 10% of the outstanding voting securities of a holding company, such as the Company, unless the Public Service Commission of Wisconsin determines that such action is in the best interest of utility consumers, investors and the public.

Provisions for Shareholder Nominations and Shareholder Proposals at Shareholder Meetings. The Company's Bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before annual or special meetings of the Company's shareholders (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure generally requires that written notice of nominations or proposals for business must be received by the Company (i) in the case of an annual meeting, not less than 75 days nor more than 100 days prior to the first anniversary of the date of the prior year's annual meeting of shareholders, and (ii) in the case of a special meeting, not more than 100 days prior to the date of such special meeting and not less than the later of 75 days prior to the date of such special meeting and 10 days after the day on which a public announcement is first made of the date of such special meeting and the nominees, if any, to be elected at such special meeting who were proposed by the Company's board of directors. As to any proposed nominees, the notice must contain, among other things, information regarding the nominees as is required to be disclosed under federal proxy disclosure rules. As to any other proposed business, the notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting the business at the meeting, and any material interest of the shareholder in that business. All notices must provide name, address and shareholdings of the shareholder.